EXHIBIT 21

ANDREW CORPORATION AND SUBSIDIARIES

List of Significant Subsidiaries

Significant subsidiaries of the registrant, all of which are wholly owned are as follows:

Name of Subsidiary	Jurisdiction of Incorporation
Andrew AG	Switzerland
Andrew Canada Inc	Canada
Andrew Corporation (Mexico), S.A. de C.V.	Mexico
Andrew GmbH	Germany
Andrew do Brazil, Ltda.	Brazil
Andrew Kommunikationssysteme AG	Switzerland
Andrew Limited	Scotland
Andrew Satcom Africa (Pty.) Ltd.	South Africa
Andrew S.A.R.L.	France
Andrew Taiwan	Taiwan
Andrew Telecommunications India Pvt. Ltd.	India
Andrew Telecommunications (China) Co. Ltd.	China
Andrew Japan KK	Japan
Andrew International Corporation	State of Illinois
Andrew Amplifiers Inc.	State of Delaware
Andrew International Holding Corporation	State of Delaware
Allen Telecommunications LLC	State of Delaware
ATI International, Inc.	State of Delaware
Forem Srl	Italy
Forem China (Shenzhen)	China
Mikom GmbH	Germany
Allen Telecom Sweden, AB	Sweden